March 10, 2020

Jay R. Venkatesan
Chief Executive Officer
Angion Biomedica Corp.
1700 Montgomery Street, Suite 108
San Francisco, CA 94111

       Re: Angion Biomedica Corp.
           Draft Registration Statement on Form S-1
           Submitted February 14, 2020
           CIK No. 0001601485

Dear Dr. Venkatesan:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed February 14, 2020

Prospectus Summary
Overview, page 1

1. We note your disclosure on page 2 detailing the "specific advantages" of ANG-3777.
       Because ANG-3777 has not been approved by the FDA or foreign government equivalent, please revise to refer to them as possible or potential advantages. Similarly, revise your disclosure on page 100. In addition, we note your disclosure on page 2, 100 and 113 that
       ANG-3777 demonstrated "clinically meaningful improvements" on several key endpoints. Please clarify whether these results were statically significant and disclose the
       p-value used to determine significance. Also, clarify whether all of the endpoints in your
       Phase 2 clinical trial for DGF with ANG-3777 were met.
 Jay R. Venkatesan
FirstName LastNameJay R. Venkatesan
Angion Biomedica Corp.
Comapany2020
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2. We note your disclosure on page 3 that "[t]here are currently two approved drugs for the treatment of IPF, which despite having significant side-effects, generated approximately
         $2.3 billion in combined 2018 worldwide sales." Please revise your disclosure here and throughout to clarify that, even if your product candidate is approved by the FDA for IPF, there is no guarantee that your product candidate will generate comparable revenues to the two currently approved drugs.
Implications of Being an Emerging Growth Company, page 5

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 72

4. We note your disclosure that you intend to use net proceeds to fund your (1) ongoing
         Phase 3 registration trial of ANG-3777 for DGF, (2) development and validation of your commercial manufacturing process for ANG-3777 in preparation for the NDA submission, (3) ongoing Phase 2 clinical trial of ANG-3777 for CSA-AKI, (4) ongoing
         Phase 1 clinical trial of ANG-3070 and preparation for subsequent clinical development, and (5) research and development efforts, including ongoing studies of your ROCK2 inhibitor. Please specify how far in the development of each of the listed clinical trials or programs you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to
         Instruction 3 to Item 504 of Regulation S-K.
Research and Development Expenses, page 87

5. You disclosed multiple drug candidates with multiple indications at various stages and that research and development is a significant aspect of your business. You also disclosed on page 89 that your R&D expenses for the year ended December 31, 2018 are primarily related to ANG-3777. For each period presented, please expand to provide more detail for your research and development expenses, to the extent available, including but not limited to, detail by drug candidates and/or by indications, as well as by the nature and sources
         (for example, internal or external) of the expenses.
6. You disclose that research and development expenses include costs related to the protection of intellectual property rights. Please clarify for us and revise if necessary, the nature of these costs and how these costs are properly classified as research and development under ASC 730-10-55-2(i), which requires that legal work in connection with patent application or litigation, and the sale or licensing of patents would not be considered research and development within the scope of this topic.
7. You disclose here that you do not record indirect research and development expenses by
 Jay R. Venkatesan
Angion Biomedica Corp.
March 10, 2020
Page 3
         product. Please clarify for us and revise if necessary, the nature of your indirect costs and whether you record them as research and development expenses under ASC 730.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgement and Estimates Share-Based Compensation, page 95

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
ANG-3777 for the Reduction in Severity of Delayed Graft Function
Phase 2 Clinical Trial, page 113

9. Please revise your disclosure for the second graph on pages 114 and the graph on page
         115 to disclose whether the results were statistically significant and the p-values used to determine statistical significance.
Our Business
ANG-3777 Phase 1 and Preclinical Results, page 117

10. Please revise here and throughout to remove conclusory statements regarding the results of your clinical and preclinical trials for ANG-3777and ANG-3070, and provide detailed disclosure regarding the tests conducted, including the number of tests conducted, the number of test subjects in each cohort, the range of results observed in each, whether the results were statistically significant and the p-value used to determine statistical significance. For example, we note your disclosure on page 118 that "you have demonstrated in different animal models of organ injury that intervention with ANG-3777 following a 24-hour delay in the administration of the first dose appears to be as efficacious as intervening with ANG-3777 either prophylactically or at the time of the initial injury" and on page 119 that you have "consistently demonstrated activity across different species, organ system, and acute organ injuries due to a variety of causes." Also, please provide a brief definition of the term "basket trial" on page
124.
Management
Director Compensation, page 151

FirstName note your disclosure regarding your consultant agreement with Dr. Yamin. If this
11.    We LastNameJay R. Venkatesan
       agreement is still in effect, please file it as an exhibit to your registration statement.
Comapany NameAngion Biomedica Corp.
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FirstName LastName
 Jay R. Venkatesan
FirstName LastNameJay R. Venkatesan
Angion Biomedica Corp.
Comapany2020
March 10, NameAngion Biomedica Corp.
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FirstName LastName
Part II
Item 16. Exhibits and Financial Statement Schedules, page II-4

12. Please file the commercial supply agreement with your current third-party supplier,
         Alcami, Inc., as described on pages 40 and 124, or tell us why you believe it is not required to be filed.
General

13. Please revise throughout to remove any inference that your product candidates have been or will ultimately be determined to be safe or effective, as only the FDA and foreign government equivalent regulators have the authority to make these determinations. We note, by way of example, the statements on page 113 that you have demonstrated in different animal models of organ injury that intervention with ANG-3777 following a 24-
         hour delay in the administration of the fist does appears to be efficacious, on page 119 that "ANG-3777 has been shown in preclinical in vivo models to be effective ... ." and on
         page 125 that "the key competitive factors affecting the development and commercial success of [your] product candidates are efficacy, safety... ."
        You may contact Li Xiao at (202) 551-4391 or Terence O'Brien, Accounting Branch
Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-3666 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Miles P. Jennings, Esq.